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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)

                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No.  8  amends  and  supplements   the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July 20, 1999 and
July 22, 1999 (as so amended, the "Schedule 14D- 9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned
subsidiary,   CEG  Acquisition  Corp.,  a  Delaware  corporation,   all  of  the
outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         Item  3(b)(2)  is  hereby   supplemented  and  amended  by  adding  the
following:

         The Company has learned that the five Columbia local distribution companies have transacted an aggregate of approximately $144,075 in business under the base contracts with NESI since their execution on March 1, 1996.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6(a) is hereby supplemented and amended by adding the following:

         In connection with the exercise of a Stock Appreciation Right (the "SAR") granted under the Company's 1985 Long Term Incentive Plan, Senior Vice President and Chief Financial Officer Michael W. O'Donnell was issued 1,265 shares of Common Stock on June 28, 1999. The SAR was set to expire on October 17, 1999 and, pursuant to the terms of the 1985 Long Term Incentive Plan, the ability of the holder to exercise the SAR could not have been extended past the October 17, 1999 expiration date.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Salomon Smith Barney has removed the word "solely" from the penultimate paragraph of its opinion regarding the inadequacy of the NiSource Offer.

         The opinion of Salomon Smith Barney, as so revised, is attached hereto as Exhibit (a)(14).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(14) -  Revised Opinion of Salomon Smith Barney, dated
                            July 1, 1999.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   COLUMBIA ENERGY GROUP




                                   By:  /s/ Michael W. O'Donnell
                                        --------------------------------------
                                   Name: Michael W. O'Donnell
                                   Title:  Senior Vice President and Chief
                                   Financial Officer


Dated: July 30, 1999


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                                  Exhibit List

Exhibit (a)(14) -  Revised Opinion of Salomon Smith Barney, dated July 1, 1999.